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                            June 14, 2021

       Hassan Baqar
       Chief Financial Officer
       FG New America Acquisition Corp.
       105 S. Maple Street
       Itasca, IL 60143

                                                        Re: FG New America
Acquisition Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed May 28, 2021
                                                            File No. 001-39550

       Dear Mr. Baqar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A

       Unaudited Pro Forma Combined Financial Information, page 130

   1. Please revise to disclose how you measure adjustment K and tell us why the amount is different than
adjustment M.
       Non-GAAP Measures, page 189

   2. We note your response to comment 5. Please tell us how you determined the $2.4 million additional adjustment,
what period it applies to, and why you include it in your
                                                        reconciliation to the
non-GAAP measure.
       OppFi Management's Discussion and Analysis of Financial Condition and Results of Operations,
       page 248

   3. We note your revised disclosure in response to comment 6. Please revise to disclose if
 Hassan Baqar
FG New America Acquisition Corp.
June 14, 2021
Page 2
         you legally earn interest in any state on an accelerated basis.
4. Please revise to disclose where interest income related to finance receivables accounted for under the fair value option is reported in the income statement. Refer to ASC 815-10-
         50-30(b).
Accounting pronouncements issued and adopted, page F-80

5. Please tell us why you released the repurchase liability for third-party lender losses related to off-balance sheet finance receivables upon the election of the fair value option.
Note 2. Finance Receivables, page F-82

6. For finance receivables for which the fair value option has been elected, please revise to include the information required by ASC 825-10-50-28(e).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters.
Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions



FirstName LastNameHassan Baqar                                  Sincerely,
Comapany NameFG New America Acquisition Corp.
                                                                Division of
Corporation Finance
June 14, 2021 Page 2                                            Office of
Finance
FirstName LastName